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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                         Electronic Clearing House Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   285562203
             ------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement | |.

     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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


CUSIP No.                           13G                       Page 1 of 4 Pages

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(1)    NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael A. Rich
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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER           PERCENT OF CLASS
                                 574,500                            3.84%
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER         PERCENT OF CLASS
   BENEFICIALLY OWNED            287,500                            1.92%
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER      PERCENT OF CLASS
           WITH                  574,500                            3.84%
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER    PERCENT OF CLASS
                                 287,500                            1.92%
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            862,000
--------------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |

--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.76%
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(12)   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 2 of 4 Pages


Item 1.     (a)   Name of Issuer:

                  Electronic Clearing House Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  28001 Dorothy Drive
                  Agoura Hills, CA  91301-2697

Item 2.     (a)   Name of Person Filing:

                  Michael A. Rich

            (b)   Address of Principal Business Office:

                  3 Stag Court
                  Suffern, New York 10901

            (c)   Citizenship:

                  Michael A. Rich is a United States Citizen

            (d)   Title of Class of Securities:

                  Common stock

            (e)   CUSIP Number:

                  285562203

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

                                                               Page 3 of 4 Pages



Item 4.     Ownership.

            (a) Amount Beneficially Owned: Michael A. Rich beneficially owns 862,000 shares of the common stock of the issuer, which shares are registered in the name of said reporting person and certain members of his family as follows:


                                      Number of Shares    Percentage of Shares
                 Name                 of Common Stock       of Common Stock
                 ----                 ---------------       ---------------

       Michael A. Rich                    170,800              1.140%

       Minette Rich (spouse of
             reporting person)             94,600              0.632%

       Michael A. Rich &
             Minette Rich, as joint
             tenants                        8,000              0.053%

       Michael A. Rich, IRA               384,100              2.564%

       Michael A. Rich, SEP                19,600              0.131%

       Minette Rich, IRA                   73,500              0.491%

       Elizabeth Rich (daughter of
             reporting person)             20,800              0.139%

       Eric Rich (son of reporting
             person)                       20,800              0.139%

       Tracey Rich (daughter of
             reporting person)             20,800              0.139%

       Rich Family Partnership, L.L.C.     49,000               .327%
                                          -------              -----
                            Total         862,600              5.755%


            (b) Percent of Class: Michael A. Rich beneficially owns 3.84% of the issued and outstanding shares of the Common Stock of the issuer.

            (c)  Number of Shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:
                       574,500 shares of common stock.

                 (ii)  Shared power to vote or to direct the vote:
                       287,500 shares of common stock.

                 (iii) Sole power to dispose or to direct the disposition of:
                       574,000 shares of commone stock.

                 (iv)  Shared power to dispose or to direct the disposition of:
                       287,599 shares of common stock.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

                                                               Page 4 of 4 Pages



Item 10.    Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.






                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       Janaury 22, 1998
           ---------------------------

Signature:  /s/ Michael A. Rich
           ---------------------------

Name:       Michael A. Rich
           ---------------------------